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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               AST RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                               AST RESEARCH, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   001907104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             RANDALL G. WICK, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                               AST RESEARCH, INC.
                              16215 ALTON PARKWAY
                            IRVINE, CALIFORNIA 92718
                                 (714) 727-7777
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

            GARY J. SINGER, ESQ.                             HENRY LESSER, ESQ.
            O'MELVENY & MYERS LLP                           IRELL & MANELLA LLP
          610 NEWPORT CENTER DRIVE                         333 SOUTH HOPE STREET
                 SUITE 1700                                      SUITE 3300
    NEWPORT BEACH, CALIFORNIA 92660-6429               LOS ANGELES, CALIFORNIA 90071
               (714) 760-9600                                  (213) 620-1555

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is AST Research, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 16215 Alton Parkway, Irvine, California 92718. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer (the "Offer") by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser" or "Samsung"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated April 21, 1997, to purchase all outstanding Shares not owned by Samsung or its affiliates at $5.40 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, of the Purchaser (the "Offer to Purchase"), which is attached hereto and incorporated by reference herein, and the related Letter of Transmittal. The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of April 14, 1997 (the "Merger Agreement"), by and among Purchaser, AST Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser, and the Company. According to the Schedule 14D-1, the address of the principal executive offices of Purchaser is 250, 2-Ka, Taepyung-Ro, Chung-Ku, Seoul, Korea 100-
742. All cross-references herein and in Schedule I hereto ("Schedule I"), except as otherwise noted, are to the Offer to Purchase. Capitalized terms used and not otherwise defined herein (including Schedule I) have the meanings set forth in the Offer to Purchase.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in Schedule I, which is incorporated herein by this reference.

  (b)(2) Certain contracts, agreements, arrangements and understandings between the Company and Purchaser are described in Schedule I, which is incorporated herein by this reference. See also "INTRODUCTION," "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER--10. Certain Transactions Between Purchaser and the Company" for a description of certain contracts, agreements, arrangements, understandings and potential conflicts of interest among the Company, Purchaser and certain affiliates of the Company and Purchaser.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a)-(b) See "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee," and Annex B to the Offer to Purchase, for a description of the nature and the reasons for the recommendation of the Special Committee and the Board that the Non-Samsung Stockholders accept the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  See "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee" for a description of the retention by the Special Committee of Morgan Stanley to act as financial advisor to the Special Committee.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in the Offer to Purchase or Schedule I or as described in Item 3(b)(1) above (the provisions of each of which are hereby incorporated herein by reference), no transactions in the Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) See "INTRODUCTION" for a description of the present intent, to the extent known by the Company, of the directors and executive officers of the Company to tender pursuant to the Offer any Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a)-(b) None, except as set forth in "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Certain Litigation."

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Any necessary additional information is set forth in the Offer to Purchase.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

Exhibit 1 Offer to Purchase, dated April 21, 1997.*

Exhibit 2 Letter of Transmittal, dated April 21, 1997.*

Exhibit 3 Agreement and Plan of Merger, dated April 14, 1997, by and among Samsung Electronics Co., Ltd., AST Acquisition, Inc., and AST Research, Inc. (included as Annex A to the Offer to Purchase).*

Exhibit 4 Letter to Stockholders of AST Research, Inc., dated April 21, 1997.*

Exhibit 5 Opinion of Morgan Stanley & Co. Incorporated, dated April 14, 1997 (included as Annex B to the Offer to Purchase).*

Exhibit 6 Press Release, dated April 15, 1997, issued by AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 16, 1997).

Exhibit 7 Amended and Restated Rights Agreement, dated January 28, 1994, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1994) and Certificate of Designation of Preferred Stock and Rights Certificate and Summary of Terms of the Company's Shareholder Rights Plan which were included as exhibits to the original Rights Agreement dated as of August 15, 1989 (incorporated by reference to the Company's Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on August 14,
          1989).

Exhibit 8 First Amendment to Rights Agreement, dated as of March 1, 1995, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 3, 1995).

Exhibit 9 Second Amendment to Rights Agreement, dated as of April 15, 1997, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent.

Exhibit 10 Stock Purchase Agreement, dated as of February 27, 1995, by and between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 3, 1995).

Exhibit 11 Amendment No. 1 to Stock Purchase Agreement, dated as of June 1,
           1995, between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's
           Solicitation/Recommendation Statement on Amendment No. 1 to
           Schedule 14D-9 as filed with the Securities and Exchange Commission on June 8, 1995).

Exhibit 12 Amendment No. 2 to Stock Purchase Agreement, dated as of July 29,
           1995, between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 13 Strategic Alliance Agreement, dated February 27, 1995, between AST
           Research, Inc., and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 3, 1995).

Exhibit 14 Confidentiality Agreement, dated December 21, 1994, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Solicitation/Recommendation Statement on
           Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 15 Registration Rights Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 16 Stockholder Agreement, dated July 31, 1995, between AST Research,
           Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 17 Amendment to Stockholder Agreement, dated December 21, 1995, to
           Stockholder Agreement, dated July 31, 1995, between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 22, 1995).

Exhibit 18 Component Sales Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 19 Cooperative Procurement Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 20 Marketing Cooperation Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 21 AST OEM Supply to SEC Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 22 SEC OEM Supply to AST Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 23 Joint Development and Technical Cooperation Agreement, dated July
           31, 1995, between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 24 Patent Cross License Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 25 Employee Exchange Agreement, dated July 31, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 26 General Terms Agreement, dated July 31, 1995, between AST Research,
           Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 27 Letter Agreement, dated July 31, 1995, between AST Research, Inc.
           and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 7, 1995).

Exhibit 28 Additional Support Agreement, dated December 21, 1995, between AST
           Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 22, 1995).

Exhibit 29 Server Technology Transfer Agreement, dated February 22, 1996, between AST Ireland Limited and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Transition Report on Form 10-K for the fiscal year ended December 30, 1995).

Exhibit 30 Strategic Consulting Agreement, dated February 22, 1996, between
           AST Ireland Limited and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1996).

Exhibit 31 Intellectual Property Assignment Agreement, dated June 27, 1996, between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 28, 1996).

Exhibit 32 Second Additional Support Agreement, dated December 13, 1996, between AST Research, Inc. and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's' Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 26, 1996).

Exhibit 33 First Intellectual Property Option Exercise, dated December 17,
           1996, between AST Research and Samsung Electronics Co., Ltd. (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 26, 1996).

Exhibit 34 Form of Indemnification Agreement, as amended to date (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996).

Exhibit 35 Form of Severance Compensation Agreement (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1993).

Exhibit 36 Form of Amendment to Executive Officer Severance Compensation
           Agreement (incorporated by reference to the Company's
           Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 37 Form of Amendment to Vice President Severance Compensation
           Agreement (incorporated by reference to the Company's
           Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 38 1987 Employee Bonus Plan (incorporated by reference to the
           Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1986).

Exhibit 39 Form of Indemnification Trust Agreement (incorporated by reference to the Company's Registration of Securities of Certain Successor Issuers on Form 8-B).

Exhibit 40 1989 Long-Term Incentive Program (incorporated by reference to the
           Company's Registration Statement on Form S-8, Registration No. 33-29345).

Exhibit 41 Amendment to 1989 Long-Term Incentive Program related to increase in number of shares (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 27,
           1992).

Exhibit 42 Amendment to AST Research, Inc. 1989 Long-Term Incentive Program
           (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1994).

Exhibit 43 Form of Warrant Certificate issued to Non-Employee Directors in
           December 1990 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1991).

Exhibit 44 Form of Warrant Certificate issued to Non-Employee Director in July
           1992 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1992).

Exhibit 45 Form of Amendment to Warrant Certificate dated as of February 27,
           1995 (incorporated by reference to the Company's
           Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 46 1991 Stock Option Plan for Non-Employee Directors (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1991).

Exhibit 47 Amendment to AST Research, Inc. 1991 Stock Option Plan for Non-
           Employee Directors (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1994).

Exhibit 48 Amendment to the AST Research, Inc. 1991 Stock Option Plan for Non-
           Employee Directors, dated February 27, 1995 (incorporated by reference to the Company's Solicitation and Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 49 Amendment to AST Research, Inc. 1991 Stock Option Plan for Non-
           Employee Directors (comprised of resolutions adopted by the Board of Directors on July 27, 1995) (incorporated by reference to the Company's Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on January 26, 1996).

Exhibit 50 Employment Agreement, dated as of July 27, 1993, between Safi U.
           Qureshey and AST Research, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1993).

Exhibit 51 Amendment to and Clarification of Employment Agreement, dated as of
           February 27, 1995, between AST Research, Inc. and Safi U. Qureshey (incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 3, 1995).

Exhibit 52 Amendment to Severance Compensation Agreement, dated February 27,
           1995, between AST Research, Inc. and Safi U. Qureshey (incorporated by reference to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 53 Implementation Supplement to Employment Agreement, dated April 19,
           1997, between AST Research, Inc. and Safi U. Qureshey.

Exhibit 54 Involuntary Termination Policy, dated September 2, 1994
           (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 1994).

Exhibit 55 AST Research, Inc. 1994 One-Time Grant Stock Option Plan for Non-
           Employee Directors (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1994).

Exhibit 56 Amendment to the AST Research, Inc. 1994 One-Time Grant Stock
           Option Plan for Non-Employee Directors, dated February 27, 1995 (incorporated by reference to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 57 Form of Acknowledgment/Consent to Waiver of Rights under the 1991
           Stock Option Plan for Non-Employee Directors and/or AST Research, Inc. 1994 One-Time Grant Stock Option Plan for Non-Employee Directors (incorporated by reference to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on March 6, 1995).

Exhibit 58 1996 Non-Employee Director Plan (comprised of resolutions adopted by the Board of Directors on November 26, 1996) (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996).

Exhibit 59 President's Plan (comprised of resolutions adopted by the Board of
           Directors on November 2, 1995) (incorporated by reference to the Company's Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on January 26, 1996).
--------
 * Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 21, 1997                   AST RESEARCH, INC.

                                          By: /s/ Y.S. Kim
                                            -----------------------------------
                                            Name: Y.S. Kim
                                            Title: President and Chief
                                             Executive Officer

                                                                     SCHEDULE I

                    INFORMATION WITH RESPECT TO THE COMPANY

                           OUTSTANDING VOTING STOCK

  There were 57,964,830 Shares outstanding on April 14, 1997, and each Share is entitled to one vote on each matter presented to the stockholders for a vote.

BENEFICIAL OWNERSHIP OF SHARES

  The following table sets forth certain information, as of April 14, 1997, with respect to all persons or entities known by the Company to be the beneficial owners of more than 5% of its outstanding Shares, each director, the Chief Executive Officer and the four other most highly compensated executive officers and two additional highly compensated former executive officers, and all directors and executive officers of the Company as a group. Unless otherwise noted, each of the stockholders listed has sole voting and investment power with respect to all Shares shown as beneficially owned by such stockholder, subject to community property laws where applicable and the information contained in the footnotes to this table:

                                                 NUMBER OF SHARES
                                               --------------------
                                                                    PERCENTAGE
                                                OPTIONS              OF SHARES
           NAME OF BENEFICIAL OWNER               (1)      TOTAL    OUTSTANDING
           ------------------------            --------- ---------- -----------
Samsung Electronics Co., Ltd. (2)............. 4,400,000 30,789,336    49.4%
Tandy Corporation (3).........................       --   4,498,594     7.8%
Richard J. Goeglein...........................   132,000    149,000       *
Jack W. Peltason..............................    83,000     83,300       *
Safi U. Qureshey (4)..........................   501,250  2,857,576     4.9%
Gary D. Weaver................................    31,250     31,250       *
Mark P. de Raad...............................    10,500     10,600       *
Dennis R. Leibel..............................   101,500    106,526       *
All directors and executive officers as a
group (14 persons) (5)........................   859,500  3,238,252     5.5%

--------
*  Less than 1%.
(1) Includes Shares which executive officers and directors have the right to acquire within 60 days of April 14, 1997, under stock option and warrant agreements (without giving effect to the acceleration of Options provided for in the Merger Agreement).
(2) Includes 14,019,000 Shares beneficially owned by Purchaser through its wholly-owned subsidiary, Samsung Electronics America, Inc., 105 Challenger Road, Ridgefield Park, New Jersey 07660. The address for Samsung Electronics Co., Ltd. is 250, 2-Ka, Taepyung-Ro, Chung-Ku, Seoul, Korea 100-742. Purchaser also owns 500,000 shares of the Company"s non-voting Series A Redeemable Preferred Stock.
(3) These Shares are beneficially owned by Tandy Corporation, 1800 One Tandy Center, P.O. Box 17180, Fort Worth, TX 76102.
(4) Includes 72,834 Shares held by Nancy Marshall as custodian for minor children of Mr. Qureshey and 3,289 Shares held by U.S. Trust, as trustee for Skyline Crut I and Skyline Crut II established for the benefit of Mr. Qureshey's minor children, to which Mr. Qureshey disclaims any beneficial interest.
(5) None of the following current or former directors and executive officers of the Company beneficially owns any Shares or any convertible securities that they have the right to exercise within 60 days of April 14, 1997 (without giving effect to the acceleration of Options provided for in the Merger Agreement): Noh Byung Park, Scott Bower, Roger W. Johnson, Ho Moon Kang, Kwang-Ho Kim, Young Soo Kim, Bo-Soon Song, Yong-Ro Song, Won Suk Yang, Hee Dong Yoo, Gerald T. Devlin, and Ian W. Diery. See "Interests of Certain Persons in the Offer and the Merger."

                              BOARD OF DIRECTORS

  The following table provides certain relevant information as of April 14, 1997, concerning the directors and their principal occupations:

DIRECTORS

  RICHARD J. GOEGLEIN, 62, has served as a director since May 1987. Mr. Goeglein is founder and principal of Gaming Associates, a casino management company which develops and operates hotels/casinos at selected locations in the United States. Mr. Goeglein served as President and Chief Executive Officer of Dakin, Inc. from April 1990 through September 1991. Since January 1988, Mr. Goeglein has also been the Chairman of ConServ International, a consulting and real estate development business. From 1984 to his retirement date of December 31, 1987, Mr. Goeglein was the President and Chief Operating Officer of Holiday Corporation, the holding company of Holiday Inns, Inc. Mr. Goeglein also served on the Board of Directors of Holiday Corporation from 1978 to 1988. Mr. Goeglein currently serves as a director of Boomtown, Inc. and Platinum Software Corporation.

  ROGER W. JOHNSON, 62, was appointed a director in October 1996. Mr. Johnson is a business advisor, teacher and author. Mr. Johnson served as the Administrator of the U.S. General Services Administration ("GSA") from 1993 to 1996. The GSA sets federal policy in the areas of information technology, telecommunications and automated data processing, supply and service procurement, and real property management and acquisition. In addition, Mr. Johnson is a member of the Executive Committee for the American Entrepreneurs for Economic Growth. Prior to his tenure at the GSA, Mr. Johnson was Chairman and Chief Executive Officer of Western Digital Corporation from 1982 to 1993. Mr. Johnson currently serves on the Boards of Directors of The Needham Funds, Inc., JTS Corporation, Group Technologies, Inc., Insolectro, Inc., Elexsys International, Inc., and Array Microsystems.

  HO MOON KANG, 47, was appointed a director in February 1997. Mr. Kang joined Samsung in 1975 and has held a number of positions in the Semiconductor Division. In March 1990, Mr. Kang was named Managing Director of MICRO Export Team. In January 1994, Mr. Kang was named General Manager of MICRO Division and in January 1995 was named General Manager of MICRO Business. Currently, Mr. Kang serves as Senior Vice President and General Manager of Samsung Electronics Computer Division.

  KWANG-HO KIM, 57, was appointed a director in July 1995, and since June 1996, Mr. Kim has served as Chairman of the Board of the Company. Mr. Kim first joined Samsung when Tongyang Broadcasting Co. merged into the Samsung Group in January 1969. In 1978, Mr. Kim was one of the founders of the semiconductor business of Samsung, and was named Vice President in charge of the Research and Development Center for the semiconductor business at Samsung in March 1987. Throughout his career at Samsung, Mr. Kim has held a number of positions in research and development, manufacturing, plant and division management, where he was named President and Chief Executive Officer of the semiconductor business in March 1990, President and Chief Executive Officer of Samsung in December 1992 and Vice Chairman and Chief Executive Officer of Samsung from 1994 to 1996. In January 1997, Mr. Kim was named Chairman and Chief Executive Officer of Samsung Americas.

  YOUNG SOO KIM, 62, was appointed a director in July 1995 and since August 1996 has served as the Company's President and Chief Executive Officer. Before joining Samsung, Mr. Kim was Vice President of Honeywell in charge of its Solid State Electronics Division from December 1974 to August 1987. He joined Samsung in August 1987 as Vice President of the semiconductor business and in June 1989 was named President of the Computer and Systems Business. From January 1993 to August 1996, Mr. Kim served as Corporate Vice President of Samsung.

  JACK W. PELTASON, 73, has served as a director since July 1993. Mr. Peltason has served as President of the University of California from 1992 to 1995, following an eight-year tenure as Chancellor of the University of California, Irvine, a seven-year term as President of the American Council on Education, and a ten-year term as Chancellor at the University of Illinois at Urbana-Champaign. Mr. Peltason is currently on the Board of Directors of Irvine Apartment Communities and Infotec, and serves as a member of the Board of Trustees for the FHP Foundation, Irvine Health Foundation, and Teachers Insurance and Annuity Association.

  SAFI U. QURESHEY, 46, a Company founder, has served as a director since the Company's inception and served as President from the Company's inception through July 1994. In July 1988, Mr. Qureshey was elected Chief Executive Officer and served as such until November 1995. He served as Co-Chairman of the Board from 1988 through June 1992, and served as Chairman of the Board from November 1993 to June 1996, when he was assumed the title Chairman Emeritus. Mr. Qureshey is currently a member of the President's Export Council. This premier national committee advises President Clinton on government policies and programs that affect U.S. trade performance and promotes export expansion. In addition, Mr. Qureshey was awarded the 1995 UCI Medal, the University of California, Irvine's highest honor, for his service and commitment to the university. Mr. Qureshey is currently on the Board of Directors of ObjectAutomation.

  YONG-RO SONG, 51, was appointed a director in February 1997. Mr. Song joined Samsung through an affiliated company, Cheil Petrochemical, Co., Ltd., in 1981. He later was named Senior Managing Director of Samsung Electronics planning department in 1988 and Senior Managing Director of Samsung Electronics corporate supporting office in 1993. From April 1994 to June 1995, Mr. Song served as Executive Vice President of the Joongang Ilbo (a Samsung affiliate). Mr. Song served as Executive Vice President and General Manager of Samsung Electronics from July 1995 to December 1996. Since January 1997, Mr. Song has served as Executive Vice President and Chief Executive Officer of Samsung's Corporate Planning Office.

  BO-SOON SONG, 48, was appointed a director in January 1996. In January 1997, Mr. Song was named President of Samsung Americas, and from January 1995, Mr. Song has served as President and Chief Executive Officer of Samsung North America, the U.S. headquarters of the Samsung Group. Mr. Song was Chief Executive Officer of Samsung Electronics America Holding Company ("SEA") from 1993 to 1995. Prior to being appointed as Chief Executive Officer of SEA in September 1993, Mr. Song had been Chief Finance Officer of SEA from 1991 to 1993, and earlier served as Finance Director of Samsung from 1988 to 1991. From 1984 to 1988, Mr. Song was Treasurer of Samsung Trading Co. in London, England. Mr. Song joined Samsung in 1980 as a Senior Manager for the Samsung Group Chairman Office's International Finance Division.

  WON SUK YANG, 53, was appointed a director in July 1995 and has served as the Company's Senior Vice President and Chief Financial Officer since September 1996. Since April 1995, Mr. Yang has served as Senior Executive Managing Director of Samsung. He joined the Samsung Group through an affiliated company, Cheil Industries, in 1970. He later was named Director of Finance from April 1979 to March 1983 of Samsung Petrochemical Co., Ltd. In April 1983, he was named Executive Vice President of Samsung Semiconductor Inc., a U.S. subsidiary of Samsung. From June 1991 to December 1992, Mr. Yang was General Manager of the Planning and Administrative Office of Samsung and in January 1993 was made General Manager of the Corporate Administrative Office for an affiliated company, Cheil Synthetics Industries.

BOARD COMMITTEES

  The Board is responsible for the overall affairs of the Company. Authority with respect to certain matters of the Company has been delegated to standing committees of the Board, which are the Executive Committee, Audit Committee and Compensation Committee. The Board does not have a standing Nominating Committee.

  The Executive Committee is empowered to act for and on behalf of the Board and its committees, but may not undertake actions reserved in the Bylaws to the Board itself, such as filling vacancies on the Board and declaring certain dividends to stockholders. Actions by the Executive Committee are to be reported for review and ratification by written consent or at a subsequent meeting of the Board. Mr. Qureshey, Mr. Y.S. Kim and Dr. Carmelo Santoro served on the Executive Committee from January 1996 until June 1996, at which time the Executive Committee was re-formulated and Mr. K.H. Kim, Mr. H.G. Kim, Mr. Yoo, Mr. Ian Diery and Mr. Goeglein were elected. Mr. Diery resigned from the Executive Committee in August 1996. Mr. Y.S. Kim was elected to the Executive Committee in November 1996. In December 1996, the remaining members of the Board not then on the Executive Committee were elected to the Executive Committee. During fiscal 1996, the Executive Committee held 6 meetings.

  The Audit Committee has the responsibility of recommending to the Board the appointment of the Company's outside auditors, reviewing the auditors' reports, management reports and various audit criteria, and consulting with the auditors concerning the adequacy of internal accounting controls.
Mr. Goeglein, Mr. Peltason, Mr. Yang and Dr. Santoro served on the Audit Committee during fiscal 1996. Dr. Santoro resigned in July 1996 and Mr. Yang resigned in September 1996. Mr. H.G. Kim was elected to the Audit Committee in November 1996. No meetings were held in fiscal 1996.

  The Compensation Committee is empowered to review and administer the Company's compensation practices and policies, which include administering the Company's incentive compensation plans, reviewing compensation levels of the Company's officers and directors, reviewing the Company's long-range plans for management development and examining the Company's compensation structure as it relates to industry practices. Messrs. Goeglein, Peltason and Yang served on the Compensation Committee during fiscal 1996. Mr. Yang resigned in September 1996 and Mr. B.S. Song was elected in November 1996. During fiscal 1996, the Compensation Committee held 4 meetings.

ATTENDANCE AT MEETINGS

  During fiscal 1996, the Board held a total of 7 meetings, of which 3 were special meetings conducted by telephone. During fiscal 1996, each member of the Board attended 75 percent or more, in the aggregate, of the meetings of the Board during the period in which he was a director and meetings of the Committees of which he was a member.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Goeglein, Peltason and Yang served on the Compensation Committee until September 1996, when Mr. Yang was appointed Chief Financial Officer of the Company and resigned from the Compensation Committee. Mr. B.S. Song was elected to the Compensation Committee in November 1996 to replace Mr. Yang. No member of the Compensation Committee is an officer or an employee of the Company.

DIRECTORS COMPENSATION

  The directors of the Company serve until their successors are elected and duly qualified. Non-employee directors receive annual retainers of $30,000 paid at the rate of $2,500 per month and additional committee meeting fees of $2,000 per meeting for the Chairman and $1,000 per meeting per committee member. Directors who are also employees of the Company do not currently receive fees for service in their capacity as a director. For information regarding compensation of Mr. Qureshey, see "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in this Schedule I.

  Pursuant to the Stockholder Agreement, those directors appointed by Samsung who are also officers, employees, or consultants of Samsung (the "Samsung Employee Director Designees") are entitled to receive, in their capacities as directors of the Company, only such fees, options and other awards and expense reimbursements, if any, as may be provided to employee directors of the Company generally in their capacity as directors. At Samsung's discretion, any such amounts payable to the Samsung Employee Director Designees will be paid to Samsung rather than to the Samsung Employee Director Designees. Those directors appointed by Samsung who are not Samsung Employee Director Designees are entitled to receive all benefits to which other non-employee directors of the Company are entitled, and no such amounts may be paid or transferred to Samsung.

  The 1991 Stock Option Plan for Non-Employee Directors, as amended, provides for an initial grant of options to purchase 20,000 Shares to each newly elected or appointed non-employee director. In addition, on January 1 of each year, each participant will receive an option to purchase an additional 12,000 Shares. The aggregate number of Shares that may be issued under this plan is 500,000. Options vest equally over four years commencing on the first anniversary of the date of grant. Each option is exercisable at 100% of the Share's fair market value on the date of grant.

  In 1994, the Company adopted the 1994 One-Time Grant Stock Option Plan for Non-Employee Directors, as amended. This plan provides for the one-time grant of an option to purchase 50,000 Shares to each non-employee member of the Board on July 1, 1994. As a result of completing the initial transactions with Samsung, effective July 31, 1995, unvested options to purchase 175,000 Shares at $14.25 per share became immediately exercisable. At December 28, 1996, options to purchase 100,000 Shares remained outstanding and were exercisable at an exercise price of $14.25 per Share.

  In 1996, the Company adopted the 1996 Non-Employee Director Plan. This plan provides for an aggregate of 500,000 Shares to be available for option grants to the non-employee members of the Board. In fiscal 1996, options to purchase 190,000 Shares were granted to the non-employee directors. These options vest ratably over a period of four years from the date of grant.

  In December 1990, the Board authorized the issuance of warrants to purchase an aggregate of 80,000 Shares to its then non-employee directors. At December 28, 1996, 40,000 of these warrants remained outstanding and were exercisable at $13.88 per share. On July 27, 1992, the Board authorized the issuance of warrants to purchase 50,000 Shares to Dr. Santoro, the Company's then Chairman of the Board. At December 28, 1996, 37,500 of these warrants remained outstanding and were exercisable at $13.50 per Share. As a result of completing the initial transactions with Samsung, effective July 31, 1995, unvested warrants to purchase 25,000 Shares at $13.50 per Share became immediately exercisable.

  Each of Messrs. Johnson, Peltason and Goeglein, as members of the Special Committee, has received for their services on the Special Committee during the pendency of the Acquisition Proposal and any other proposal by or transaction with Purchaser that pursuant to the terms of the Stockholder Agreement would be subject to the approval of the Independent Directors, a fee of $50,000 (payable $25,000 on January 30, 1997 and $25,000 on March 30, 1997), plus reimbursement of expenses reasonably incurred in connection with their services on the Special Committee.

                              EXECUTIVE OFFICERS

  The following table sets forth the name and age of each executive officer of the Company at April 14, 1997, his positions and offices with the Company and the period during which he has served as an executive officer of the Company:

                                                                     EXECUTIVE
                                                                      OFFICER
      NAME       AGE                  POSITION(S)                      SINCE
      ----       ---                  -----------                    ---------
 Young Soo Kim   62  President and Chief Executive Officer             1996
                     Senior Vice President and Chief Financial
 Won Suk Yang    53  Officer (Acting)                                  1996
 Noh Byung Park  42  Senior Vice President, Worldwide Product
                      Development and Manufacturing                    1996
 Gary D. Weaver  54  Senior Vice President, Worldwide Operations       1995
 Mark P. de Raad 37  Vice President, Finance, Treasurer and
                      Principal Accounting Officer                     1995
 Scott Bower     46  Vice President, Sales and Marketing, Americas     1997

  For information on the business background of Mr. Y.S. Kim and Mr. Yang see "Directors" above.

  NOH BYUNG PARK joined the Company as a member of the Board of Directors in 1996. In September 1996, Mr. Park resigned from the Board and was named Senior Vice President of Worldwide Product Development and Manufacturing. Mr. Park first joined Samsung Electronics' Personal Computer division in 1975. From 1981 to 1985, Mr. Park completed his Ph.D. in computer engineering. Between 1985 and 1990, he taught computer engineering and computer science at the University of California, Irvine. In March 1990, he rejoined Samsung as the Director of Research and Development and was subsequently named General Manager of Samsung Electronics' Personal Computer Division.

  GARY D. WEAVER joined the Company in December 1994 as Vice President, Americas Manufacturing and in September 1995 was elected Senior Vice President, Worldwide Manufacturing Operations. Immediately prior to joining the Company, he served as Vice President, Operations at Ioptex Research from May 1990 to November 1994 with responsibility for human resources, engineering, manufacturing, quality and distribution. Mr. Weaver has also held various other positions throughout his career including Worldwide Vice President of Manufacturing at Cipher Data Products, Senior Vice President, Manufacturing at Irwin Magnetics and Managing Director for Atari Far East, where he was responsible for high volume operations in the Company's Taipei facility.

  MARK P. DE RAAD joined the Company in May 1987 as Manager, Financial Reporting. In February 1989, Mr. de Raad was promoted to Assistant Controller and to Controller in August 1990. In February 1994, Mr. de Raad was named Vice President, Worldwide Controller, in August 1994 assumed the title Vice President, Financial Operations and in July 1995 was elected Vice President, Controller and Principal Accounting Officer. Prior to joining the Company in May 1987, Mr. de Raad was employed by Tandem Computer, Inc. and KPMG Peat Marwick LLP.

  SCOTT BOWER was named an officer and Senior Vice President of Sales and Marketing, Americas in January 1997. Prior to joining the Company, from June 1995 to December 1996, Mr. Bower was Vice President of Sales and Marketing for Samsung's Information Systems Division in the United States. Prior to joining Samsung, Mr. Bower served 23 years with IBM, where he held various executive positions including Director of Mobile Computing Marketing, Director of PC Product Line Planning and Director of Software Sales.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  On July 27, 1993, the Company entered into a five-year revolving term employment agreement with Mr. Qureshey (the "Founder's Agreement"), which provides in certain circumstances for a possible consulting term and other post-termination benefits. All post-termination benefits are conditioned upon Mr. Qureshey not undertaking competing employment and him not soliciting away Company employees. In addition, Mr. Qureshey agreed that he will vote his shares along with the other stockholders in the election of directors and will not join or participate against the Board in any proxy solicitation, and will offer the Company a right of first refusal on any 100,000 or more Share blocks proposed to be sold by him in any private sale. However, in the Merger Agreement the Company has waived its rights of first refusal with respect to the tender and purchase of Shares pursuant to the Offer and the consummation of the Merger. If Mr. Qureshey should accept non-competing but substantial employment with any other company or firm during any period of active employment, consulting, or post-termination benefits under the Founder's Agreement, the Company may elect that Mr. Qureshey cease to be an employee or consultant and be entitled to receive an aggregate lump sum equal to 50% of the salary and/or bonus, if any, which he is then receiving from the Company and which he otherwise would be entitled to receive for the remaining balance of the employment or post-termination benefit or consulting period, as described below; however, all other benefits would cease and Mr. Qureshey would continue to be bound by the restrictions concerning competing employment, non-solicitation of employees, the voting of shares and the right of first refusal. At any time following one year from a date of employment termination, Mr. Qureshey may elect to terminate the foregoing restrictions upon 90 days' written notice, in which event all Company obligations and benefits payable under the Founder's Agreement would cease, all stock option accelerations would be rescinded and any outstanding loans to Mr. Qureshey would have to be repaid to the Company within 90 days. Nevertheless, Mr. Qureshey would continue to be bound by the provisions of the Founder's Agreement pertaining to the Company's confidential and proprietary information.

  Mr. Qureshey resigned as President and Chief Executive Officer effective November 2, 1995, but remained an employee and Chairman of the Board. Effective November 2, 1995, Mr. Qureshey agreed to a voluntary reduction in salary to $325,000 per year. However, all other terms, including his annual base salary of $650,000, of the Founder's Agreement were deemed to be in effect and all rights are reserved thereunder by Mr. Qureshey.

  On June 28, 1996, the Company elected Mr. K.H. Kim as Chairman of the Board and named Mr. Qureshey Chairman Emeritus, which would have resulted in Mr. Qureshey's being entitled to certain compensation and benefits had Mr. Qureshey not agreed to defer effectiveness of the Founder's Agreement to some future date of his choice.

  On February 4, 1997 Mr. Qureshey elected to terminate his employment for "good reason." In connection with this termination, Mr. Qureshey's base salary was reinstated at $650,000 per year. Mr. Qureshey will continue to receive his base salary for a benefit period of five years following termination. In addition to receiving his salary: (i) Mr. Qureshey will receive his annual bonus for fiscal year 1997, pro rated to the date of termination, as well as annual bonuses of $100,000 for the two fiscal years following termination;
(ii) the vesting of all of Mr. Qureshey's stock options accelerated, and such options became exercisable and all restrictions on restricted stock awards lapsed; (iii) Mr. Qureshey's benefits allowance for death or disability will continue for a period of five years from the date of termination; and (iv) all of Mr. Qureshey's benefits payable under the Company's tax-qualified employee benefit plans or other programs pertaining to deferred compensation, retirement, profit sharing, 401(k), or employee stock ownership (if any) will become payable. In addition, if Mr. Qureshey enters into loan agreements for the purpose of exercising options or other rights to acquire securities of the Company, the Company will guarantee such loans (up to $3,000,000) and pay the interest on them for a period ending 13 months after the date of the event causing tax liability to be incurred by reason of such exercise.

  Under the Founder's Agreement, Mr. Qureshey is entitled to receive additional benefits during the first five-year post-termination benefit period including an office, health and welfare benefits, continued use of a Company automobile followed by transfer of title of such automobile to Mr. Qureshey at the end of the five-year period following termination, and up to $25,000 per year (grossed up for income taxes) for estate, tax and financial planning services. Pursuant to an Implementation Supplement to Employment Agreement entered into on April 19, 1997, the Company agreed to pay Mr. Qureshey monthly payments equal to $10,000 during such first five-year period and to transfer currently certain office furniture to him in order to implement the office, secretarial and automobile provisions of the Founder's Agreement (described above).

  Following such five-year post-termination benefits period, provided Mr. Qureshey has not undertaken substantial or competing employment during such period, the Company indefinitely will provide continued health and welfare benefits, with Mr. Qureshey paying or reimbursing the Company for the average cost of such coverage, and Mr. Qureshey will have the title Vice Chairman. For a period of up to five years following the first five-year post-termination benefits period, Mr. Qureshey may elect to become a consultant and receive 60% of his former base salary and be entitled to receive the additional benefits described in the foregoing paragraph. If prior to any termination Mr. Qureshey undertakes an "early retirement" from active employment and otherwise is not receiving the post-termination benefits enumerated above, he may at his election become a consultant to the Company and become subject to the restrictions under the Founder's Agreement and also become entitled to receive 80% of his then base salary for a period of five years, as well as the additional benefits listed above. Bonus amounts will not be payable during any consulting period.

  Mr. Qureshey's benefits under the Founder's Agreement are in addition to and not in lieu of the benefits payable to him under his Severance Compensation Agreement (see below). On April 18, 1997, the Company paid Mr. Qureshey the sum of $1,538,658 in fulfillment of the Company's obligations under Mr. Qureshey's Severance Compensation Agreement. Mr. Qureshey does not otherwise participate in the officer involuntary termination policy described below.

  At the Annual Meeting of Stockholders held in May 1987, the stockholders authorized and approved an indemnification program for corporate officers and directors under which the Company and each corporate officer and director entered into an Indemnification Agreement, substantially in the form approved by the stockholders. Such agreements provide for each indemnified officer and director to be indemnified by the Company to the fullest extent permitted by its Certificate of Incorporation, Bylaws and applicable law against all expenses, liabilities and losses suffered by the indemnified officer or director in connection with any present or future claim or proceeding to which the indemnified officer or director is a party by reason of his capacity as an officer or director.

  The Company has entered into Severance Compensation Agreements with certain of its executive officers. Under the agreements, following a "change in control" of the Company, if either the Company terminates the officer's employment "without cause" or the officer terminates his employment for "good reason," each as defined in the agreements, then: (i) the Company will pay the officer severance compensation equal to two years' salary and bonuses; (ii) all stock options held by the officer, to the extent that they would become exercisable within two years of the "change in control," will immediately become exercisable for a period of six months following termination; and (iii) the officer will receive continued welfare benefits for a period of two years. Under the agreements, the Company will indemnify the officer with respect to payment of excise taxes on excess "parachute payments" imposed under Section 4999 of the Code. For all agreements entered into after the original Samsung investment in the Company, a "change in control" will be deemed to occur with respect to Samsung's investment in, and relationship with, the Company only if Samsung's percentage ownership of the Company's Shares exceeds 49.9%. Similar agreements have also been entered into with four vice presidents, except that the vice presidents' severance benefits include only one year of salary, bonus and welfare benefits continuation, and only options otherwise vesting within one year of the "change in control" will accelerate.

  The Company has a severance policy for its executive officers which, in the event of an involuntary termination other than in connection with a "change in control," as defined in the severance policy, requires the Company to pay certain of its executive officers severance equal to six months' salary plus an additional month of salary for each year of employment with the Company, up to a maximum of twelve months. Welfare benefits are also continued during this period. Executive officers who have entered into Severance Compensation Agreements do not otherwise participate in this severance policy.

  If the benefits to be paid under the Severance Compensation Agreements or the severance policy for executive officers were triggered, payments in the following approximate amounts would be made to the following executive officers and vice presidents: Won Suk Yang--$320,000, Gary D. Weaver-- $270,400, Scott Bower--$500,000, Sean Corkery--$242,000, Gary Mullinix- $250,100, Robert Parmelee--$234,800, Rodney Rodericks--$404,200.

  In addition, the Company has entered into an Agreement dated January 16, 1997, as amended on April 18, 1997 (the "Resignation Agreement"), with Mark P. de Raad which replaced the Severance Compensation Agreement between the Company and Mr. de Raad and which exclusively governs the severance compensation and benefits payable upon Mr. de Raad's termination from employment with the Company, which will be May 16, 1997 (the "Date of Termination"). Following the date of termination, Mr. de Raad shall be paid a lump sum amount of $496,701.92, less withholding. Furthermore, under the Resignation Agreement all of the non-qualified stock options held by Mr. de Raad will become fully exercisable as of the Date of Termination. In addition, for a period not to exceed two years from the Date of Termination, Mr. de Raad will be permitted to participate in the Company's medical, dental, long-term disability and life insurance plans and certain other benefit programs on the same basis as such benefits are available to other senior executive officers of the Company.

  Mr. Diery's employment with the Company terminated on August 26, 1996. Pursuant to a Severance Compensation Agreement with the Company, Mr. Diery was paid a lump sum payment of $2,100,000.

  Mr. Leibel's employment with the Company terminated on October 7, 1996. Pursuant to a Severance Compensation Agreement with the Company, Mr. Leibel was paid a lump sum payment of $605,078.

  Michael Willcocks' employment as Senior Vice President, Asia Pacific and Middle East terminated on November 11, 1996. Pursuant to a Severance Compensation Agreement with the Company, Mr. Willcocks was paid a lump sum payment of $120,000.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following tables present information concerning the cash compensation and stock options provided to the Company's Chief Executive Officer, a former Chief Executive Officer, and the four other most highly compensated executive officers and two additional highly compensated former executive officers of the Company during fiscal year 1996 (collectively, the "Named Executive Officers") for the fiscal year ended December 28, 1996, the transition period ended December 30, 1995 ("TP 95"), and the fiscal years ended July 1, 1995 and July 2, 1994. The notes to these tables provide more specific information regarding compensation.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                           ANNUAL COMPENSATION              AWARDS
                                 --------------------------------------- ------------
                                                                          SECURITIES
                                 TRANSITION                 OTHER ANNUAL  UNDERLYING   ALL OTHER
           NAME AND               PERIOD OR  SALARY  BONUS  COMPENSATION OPTIONS/SARS COMPENSATION
    PRINCIPAL POSITION (A)       FISCAL YEAR   ($)    ($)       ($)          (#)          ($)
    ----------------------       ----------- ------- ------ ------------ ------------ ------------
Young Soo Kim (b)                   1996      70,800     --          --     200,000       2,723 (c)
 President and                      TP95          --     --          --          --             --
 Chief Executive Officer            1995          --     --          --          --             --
                                    1994          --     --          --          --             --
Ian W. Diery (d)                    1996     508,064 70,000   90,104 (d)         --   2,100,000 (d)
 President and                      TP95     101,323     --          --   1,000,000             --
 Chief Executive Officer            1995          --     --          --          --             --
                                    1994          --     --          --          --             --
Gary D. Weaver (e)                  1996     244,234 18,960          --      15,000       3,366 (c)
 Senior Vice President,             TP95     104,100     --   84,308 (f)     50,000       3,123 (c)
 Worldwide Manufacturing            1995          --     --          --          --             --
 Operations                         1994          --     --          --          --             --
Mark P. de Raad (e)                 1996     205,851     --          --      10,000       2,926 (c)
 Vice President, Controller and     TP95      92,877     --          --       4,000       1,278 (c)
 Principal Accounting Officer       1995          --     --          --          --             --
                                    1994          --     --          --          --             --
Gerald T. Devlin (e)                1996     330,038     --          --      25,000       6,462 (c)
 Senior Vice President,             TP95     116,577     --  116,000 (g)    100,000         462 (c)
 Americas                           1995          --                 --          --             --
                                    1994     279,821     --          --       7,500       5,815 (c)
Dennis R. Leibel                    1996     241,191 50,000   30,096 (h)     30,000     611,227 (h)
 Senior Vice President, Legal,      TP95     115,400     --          --      10,000       4,060 (c)
 Administration and Secretary       1995     217,820     --          --      16,000       5,339 (c)
                                    1994     200,414 30,000          --       6,000       6,454 (c)

--------
(a) Compensation for Mr. Park and Mr. Yang was paid by Samsung; therefore, they are not included in the Summary Compensation Table. Mr. Park's annual salary was $250,000, and Mr. Yang's annual salary was $250,000, each of which was paid by Samsung in fiscal year 1996.

(b) Mr. Y.S. Kim was named President and Chief Executive Officer on August 26, 1996. Mr. Kim's annual salary is $300,000, of which he was paid approximately $105,000 in fiscal 1996. Of that amount, approximately $34,000 was paid by Samsung.

(c) Amount represents the Company's matching contribution to the Company's 401(k) Plan.

(d) Mr. Diery was named President and Chief Executive Officer on November 2, 1995. Other Annual Compensation in fiscal 1996 includes $88,181 in relocation expenses and reimbursement for tax and estate planning. Mr. Diery's employment with the Company terminated on August 26, 1996. Pursuant to a Severance Compensation Agreement with the Company, Mr. Diery was paid a lump sum payment of $2,100,000, which is included in All Other Compensation.

(e) Mr. Devlin, Mr. Weaver, and Mr. de Raad were named as executive officers during transition period 1995. Only compensation for the full transition period or fiscal year during which they served as an executive officer is included in the above summary compensation table. Mr. Devlin was also an executive officer in fiscal 1994 and 1993, before resigning and re-joining the Company in transition period 1995. For further information regarding the compensation of Mr. de Raad, see "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" above in this Schedule I.

(f) The Company paid $84,308 for Mr. Weaver's relocation expenses in transition period 1995.

(g) Amount represents a signing bonus paid to Mr. Devlin upon rejoining the Company in September 1995.

(h) Other Annual Compensation includes payments to cover taxes on Mr. Leibel's bonus payment. Mr. Leibel's employment with the Company terminated on October 7, 1996. Pursuant to a Severance Compensation Agreement with the Company, Mr. Leibel was paid a lump sum payment of $605,078, which is included in All Other Compensation. All Other Compensation also includes the Company's matching contribution to the Company's 401(k) plan of $6,149.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                INDIVIDUAL GRANTS
                  ----------------------------------------------
                                                                      POTENTIAL
                                                                  REALIZABLE VALUE
                                                                  AT ASSUMED ANNUAL
                                                                   RATES OF STOCK
                   NUMBER OF                                            PRICE
                   SECURITIES   % OF TOTAL  EXERCISE                APPRECIATION
                   UNDERLYING  OPTIONS/SARS    OR                    FOR OPTION
                  OPTIONS/SARS  GRANTED TO    BASE                     TERM(B)
                   GRANTED(A)  EMPLOYEES IN  PRICE    EXPIRATION  -----------------
      NAME            (#)      FISCAL YEAR  ($/SHARE)    DATE     5% ($)   10% ($)
      ----        ------------ ------------ --------  ----------  ------- ---------
Young Soo Kim       200,000        10.3%      4.69    12/23/06    589,589 1,494,134
Ian W. Diery             --          --         --           --        --        --
Gary D. Weaver       15,000         0.8%      8.63    01/09/06     81,363   206,190
Mark P. de Raad      10,000         0.5%      8.63    01/09/06     54,242   137,460
Gerald T. Devlin     25,000         1.3%      8.63    01/09/06(c) 135,605   343,651
Dennis R. Leibel     30,000         1.5%      8.63    01/09/06(c) 162,726   412,381

--------
(a) All option grants were new and not granted in connection with an option repricing transaction. Options vest ratably over four years, commencing on the first anniversary of the date of grant, and expire 10 years from date of grant.
(b) The potential gains shown are net of the option exercise price and do not include the effect of any taxes associated with exercise. The amounts shown are for the assumed rates of appreciation only, do not constitute projections of future stock price performance, and may not necessarily be realized. Actual gains, if any, on stock option exercises depend on the future performance of the Company's Shares, continued employment of the optionee through the term of the option, and other factors.
(c) Mr. Devlin's employment with the Company terminated on October 11, 1996, and Mr. Leibel's employment with the Company terminated on October 7, 1996, and as a result the options listed above have expired according to their terms.

                      AGGREGATED OPTION/SAR EXERCISES IN
                        FISCAL YEAR AND FISCAL YEAR END
                               OPTION/SAR VALUES

                                            NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED         IN-THE-MONEY
                                           OPTIONS/SARS AT FISCAL        OPTIONS/SARS AT
                                                YEAR END (#)           FISCAL YEAR END ($)
                                          ------------------------- -------------------------
                       SHARES
                     ACQUIRED ON  VALUE
                      EXERCISE   REALIZED
       NAME              (#)       ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----          ----------- -------- ----------- ------------- ----------- -------------
Young Soo Kim              --         --         --      200,000         --           --
Ian W. Diery               --         --         --           --         --           --
Gary D. Weaver             --         --     27,500       67,500         --           --
Mark P. de Raad            --         --     41,000       13,000         --           --
Gerald T. Devlin(a)        --         --     25,000           --         --           --
Dennis R. Leibel(a)    20,000     25,626    101,500           --         --           --

--------
(a) Mr. Devlin's employment with the Company terminated on October 11, 1996, and Mr. Leibel's employment with the Company terminated on October 7, 1996, and as a result the options listed above have expired according to their terms.

                             CERTAIN TRANSACTIONS

  In September 1993, the Company loaned Scott A. Smith, Vice President and General Manager, Desktop Products, $100,000 for the purchase of a primary residence, evidenced by a promissory note secured by a deed of trust. The loan was issued interest free and was paid in full on November 15, 1996.

  In July 1995, the Company loaned Mr. Qureshey $1,156,453 to exercise options to purchase 150,000 Shares granted under the AST Research, Inc. Chief Executive's Plan, evidenced by a promissory note secured by a stock certificate. The loan was repaid on August 21, 1996.

  On December 21, 1995, the Company issued a five-year option to Samsung to purchase 4.4 million Shares at an exercise price of $.01 per Share and allowed Samsung to add an additional member to the Board in exchange for additional financial support, principally including a two-year $200 million credit guarantee and a two-year vendor credit line of $100 million for selected component purchases.

  On February 22, 1996, the Company entered into a Server Technology Transfer Agreement and a Strategic Consulting Agreement with Samsung. The Server Technology Transfer Agreement grants Samsung a royalty-free license through July 31, 2000 to use the technical information supplied by the Company to produce server technology products. The Strategic Consulting Agreement grants Samsung a royalty-free license through July 31, 2000 to use various marketing and sales planning studies provided by the Company. Under each agreement, Samsung paid $5 million to the Company. These amounts are not refundable under any circumstance and are not contingent upon the rendering of future services by the Company. As a result of these agreements, $10 million was recorded as revenue from related party in fiscal 1996.

  On June 27, 1996, the Company entered into an Intellectual Property Assignment Agreement with Samsung. Under the Intellectual Property Assignment Agreement, the Company assigned certain intellectual property rights to Samsung in consideration of $15 million, and granted Samsung an option to purchase further intellectual property rights at a price to be determined at the time of exercise of the option. On December 17, 1996, Samsung exercised its option to purchase such intellectual property from the Company. The agreed upon consideration was $10 million, which was paid in fiscal 1997.

  On July 11, 1996, the Company paid the $90 million promissory note due to Tandy Corporation ("Tandy") related to the Company's 1993 acquisition of Tandy's personal computer manufacturing operations. Payment was in the form of 4,498,594 Shares (then valued at $30 million) and $60 million in cash. Subsequent to the issuance of shares to Tandy, also on July 11, 1996, the Company issued 8,499,336 Shares to Samsung in exchange for $60 million in cash that was used to pay Tandy. The issuance of the Common Stock to Samsung was made pursuant to the 1995 Letter of Credit Agreement between the Company and Samsung.

  On October 11, 1996, Samsung provided a $50 million short-term loan to the Company at an interest rate of 5.9% per annum. The Company repaid the loan, including interest of $600,000, on December 19, 1996.

  On December 13, 1996, the Company signed the Second Additional Support Agreement with Samsung pursuant to which Samsung agreed to provide certain additional financial support to the Company in consideration for 500,000 shares of non-voting preferred stock. The shares are not subject to mandatory redemption, but each share is redeemable at the Company's option for cash of $100.75 or 13.11 Shares, beginning in January 1999. The preferred shares carry a quarterly cumulative dividend, beginning in 1999, at the annual rate of $4.72 per share, with annual increases to a maximum rate of $7.96 per share in the year 2004 and thereafter.

  In January 1997, the Company loaned Mr. Qureshey $790,753 to exercise options to purchase 200,000 Shares granted under the Chief Executive's Plan, evidenced by a promissory note secured by a stock certificate. The loan was issued interest free and is to be repaid on or before February 27, 1998.

  During fiscal year 1996, Samsung paid the salaries of certain employees of the Company, including Mr. Y.S. Kim, Mr. Yang and Mr. Park. The Company recorded a capital contribution of $1 million, which represents the estimated compensation expense of all employees paid by Samsung.

  Samsung and certain of its subsidiaries supply components such as DRAMs (Dynamic Random Access Memory chips) and monitors to the Company pursuant to customary commercial arrangements. Sales of such components by Samsung and its subsidiaries to the Company aggregated approximately $304.7 million, $144.7 million, $65 million and $46 million, respectively, for the Company's 1996 fiscal year, the transition period ended December 30, 1995, and the 1995 and 1994 fiscal years. The amount payable to Samsung at December 28, 1996 was $58.4 million. Sales to Samsung in fiscal year 1996 totalled $17.9 million.

                             SECTION 16 COMPLIANCE

  Based solely upon its review of Forms 3, 4 and 5 and any amendments thereto furnished to the Company, or written representations from certain reporting persons that no other reports were required, the Company is not aware of any person who failed to file on a timely basis any reports required under Section 16(a) of the Securities Exchange Act of 1934, as amended.